Ally Auto Assets LLC

200 Renaissance Center

Detroit, Michigan 48265

January 13, 2015

By E-mail and Via Edgar

Michelle Stasny

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ally Auto Receivables Trust 2011-5

Form 10-K for the year ended December 31, 2013

Filed March 28, 2014

File No. 333-163392-11

Ally Auto Receivables Trust 2012-1

Form 10-K for the year ended December 31, 2013

Filed March 28, 2014

File No. 333-163392-12

Ally Auto Receivables Trust 2012-3

Form 10-K for the year ended December 31, 2013

Filed March 28, 2014

File No. 333-163392-14

Ally Auto Receivables Trust 2012-4

Form 10-K for the year ended December 31, 2013

Filed March 28, 2014

File No. 333-163392-15

Ally Auto Receivables Trust 2012-SN1

Form 10-K for the year ended December 31, 2013

Filed March 28, 2014

File No. 333-181915-02

Dear Ms. Stasny:

This letter responds to your letter dated January 6, 2015 relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submissions. For your reference we have listed your questions and the corresponding answers.

General

Exhibits 31.1

1.	Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d). We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, the title of the certification includes language that is not part of Item 601(b)(31)(ii) and your first paragraph refers to “this annual report” rather than “this report.” Please confirm that, in future filings, your certifications will reflect the exact language as required by Item 601(b)(31)(ii).

The company confirms that certifications provided under Exchange Act Rule 15d-14(d) in future filings will reflect the exact language as required by Item 601(b)(31)(ii).

Ally Auto Receivables Trust 2012-SN1

2.	We note that Citibank, N.A.’s report on their assessment of compliance with applicable servicing criteria describes the period as “Twelve months ended December 31, 2012.” Please confirm, if true, that the period should be “Twelve months ended December 31, 2013.”

The company confirms that Citibank, N.A.’s report on their assessment of compliance with applicable servicing criteria, which, as filed as Exhibit 33.2 described the period as “Twelve months ended December 31, 2012,” should have described the period as “Twelve months ended December 31, 2013.”

The company hereby acknowledges its responsibility for the adequacy and accuracy of the disclosures in the filings.

In addition, the company further acknowledges that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking action with respect to the filings.

The company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (313) 656-3464 with any questions or comments regarding the foregoing.

Sincerely,

/s/ Ryan C. Farris
President
Ally Auto Assets LLC

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